[GLIMCHER REALTY TRUST LETTERHEAD]

December 14, 2007

VIA EXPRESS DELIVERY & EDGAR FILING

Ms. Jennifer Gowetski, Attorney-Advisor

United States Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 4561

100 F Street, NE

Washington, D.C. 20549

Re:	Glimcher Realty Trust

Definitive 14A

Filed March 30, 2007

File No. 001-12482

Dear Ms. Gowetski:

This is in response to your letter dated November 30, 2007 regarding the above-mentioned filing for Glimcher Realty Trust (the “Registrant” or “GRT”). Capitalized terms used in the Registrant’s Response portion of this correspondence shall have the same meaning as used in the above-mentioned filing for the Registrant unless otherwise defined herein. To facilitate understanding our response, we have quoted your inquiry, followed by our response.

1.

SEC Comment: We note your response to comment no. 3. Please clarify whether FFO performance targets are always historical in nature and, therefore, will be disclosed. If such FFO targets are not historical, please provide on a supplemental basis a detailed explanation of why you believe that disclosure would result in competitive harm such that the information could be excluded under Instruction 4 to Item 402(b). In addition, with respect to the individual targets, please provide on a supplemental basis a detailed description of each target to be excluded as well as your analysis of why you believe that disclosure of such targets would result in competitive harm.

Registrant’s Response:

A.

FFO Performance Targets: The Registrant’s FFO performance targets traditionally have been historical in nature, including the FFO target for the Registrant’s 2007 fiscal year. In the Compensation Discussion and Analysis for 2007 compensation in the Registrant’s 2008 Proxy Statement, GRT will disclose the FFO performance targets for the Registrant’s 2007 fiscal year. Additionally, in future years, as long as the FFO target is historical, GRT will disclose such FFO target.

B.

Individual Performance Targets: You have asked for a detailed description of each individual performance target that was used to determine 2006 bonuses paid to the Named Executives, the disclosure of which would result in competitive harm, as well as our analysis of why such disclosure would result in competitive harm. The chart below provides a detailed description of an individual performance objective and targets utilized to determine the bonus award for our Senior Vice President, Director of Leasing for the 2006 fiscal year. We believe disclosure of specific targets and results of his performance for the stated

GRT Response to

SEC Comment Letter

December 14, 2007

objective would cause competitive harm to us. These are the only targets used in 2006 for which we do not believe disclosure is appropriate because of the likelihood of competitive harm. We provide the basis for this opinion below.

Individual Performance Objective	Performance Criteria
	Threshold	Target	Excellence
Establish a Re-leasing Strategy and Achieve $________ [Target Rent Rate] for _________ [Tenant Name] at ________ [Target Property].	Develop Re-leasing Strategy, But Do Not Obtain Signed Leases from ____________ [Tenant Name] at the $________ [Target Rent Rate] at ________ [Target Property].	Implement Re-leasing Strategy and Sign Leases at $________ [Target Rent Rate] for _________ [Tenant Name] at ________ [Target Property].	Implement Re-leasing Strategy and Sign Leases Above $__________ [Target Rent Rate] for _________ [Tenant Name] at ________ [Target Property].

The performance targets for the objective described above represent material non-public commercial and financial information vital to the Registrant’s business, operations, and strategies. Disclosure of the targets is likely to cause substantial competitive harm to us if our competitors obtained the specific performance result expected to achieve a Threshold, Target or Excellence rating or disclosure of specific performance results that would indicate targeted or actual rental rates. Our ability to negotiate the economic terms of our lease relationships is a critical aspect of our business. If a tenant or competitor learned of the particular aspects of our strategy relating to lease renewal or the rent levels that we targeted for a particular tenant then our negotiating position with the tenant would be hampered because the rent would effectively not exceed the disclosed rent rate. Moreover, competitor developers would have an advantage in setting their base rents, or other charges, to compete for similarly situated tenants in our properties or prospective tenants that we are targeting.

In future proxy statements, we will provide a description of the individual performance objectives for which we are not disclosing the targets due to the likelihood of competitive harm, as well as how difficult it was for the respective Named Executive to achieve the targets under such objectives.

We hope that we have addressed your question(s) adequately. However, if you have any additional questions, please feel free to contact us by telephone at (614) 887-5623 or facsimile at (614) 621-8863.

Sincerely,

GLIMCHER REALTY TRUST

/s/ Kim A. Rieck

Kim A. Rieck

Senior Vice President, General Counsel and Secretary